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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A3-1

TWELVE MONTH STATEMENT BY BANK CLAIMING EXEMPTION AS A
HOLDING COMPANY, OR EXEMPTION FROM SECTION 9(a)(2) OF THE PUBLIC UTILITY HOLDING
COMPANY ACT OF 1935 UNDER RULE 3 OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT

(Note: No statement on this form need be filed unless an answer other than “None” is required under items 1 or 2.)

Statement for 12-month period ending February 28, 2003

Name of bank	Mellon Bank, N.A.

Address	One Mellon Center, Pittsburgh, PA 15258-0001

Organized in the year 1902 under the laws of the United States of America and subject to regulations or examination under the laws of the United States of America.

If this statement is submitted by a receiver, conservator, or liquidating agent, state name and status: N/A

     IT IS HEREBY CERTIFIED BY THE UNDERSIGNED THAT ACCORDING TO THE RECORDS OF THE UNDERSIGNED AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF:

1.	The following tabulation sets forth the total amount of voting securities of each public-utility company or holding company which the bank, as of the end of the 12-month period, owned, controlled or held in any one or more of the following categories:

(i)	beneficially; or

(ii)	as trustee or in any fiduciary capacity other than a customary custodian relationship or;

(iii)	as collateral to secure any bond, note or other evidence of indebtedness which is in default as to interest or principal for a period of 90 days or more or which has been placed by a Federal or State supervisory agency in classes II, III, or IV, or comparable loan classification.

Name of Company
and Description		Total Owned, Controlled,
of Securities	Total Outstanding	or Held by Bank	Nature of Holding
(a)	(b)	(c)	(d)

Energy East Corporation	145,222,783	1,304,386	ii
Common Stock

Instructions to Item 1.

1.	Securities representing less than 5% of the outstanding voting securities of the issuer need not be reported unless the issuer is a company named in the answer to item 2 or item 3 of this form.

2.	No securities need be reported which are owned, controlled, or held under a collateral trust agreement or mortgage, securing bonds or any similar instruments, which is not in default as to principal or interest for a period of 90 days or more, unless such trust agreement or mortgage gives the bank the right to vote securities pledged thereunder prior to default.

3.	Only the class of voting securities need be described which was owned, controlled, or held by the bank. Other securities of the same issuer need not be described.

4.	In column (b) state the total number of shares outstanding of the class of securities described in column (a).

5.	Under column (d), “Nature of Holdings,” indicate by appropriate symbol, upon what basis the bank holds the security, e.g. “(i)”, if beneficially held, “(ii)” as trustee, etc.

SEC 1835 (06-01)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2.	The following tabulation sets forth all loans which the bank had outstanding, as of the end of the 12-month period, to any public-utility company or holding company not in a registered holding company system, which were in default or placed by a Federal or State bank supervisory agency in classes II, III, or IV or comparable loan classification:

Voting Securities of Public-Utility or Holding
Companies Pledged to Secure Such Loans

Name of		Description of	Number of Shares
Debtor Company	Amount of Loan	Security	Pledged
(a)	(b)	(c)	(d)

None

Instructions to Item 2.

1.	In column (a) indicate, by a symbol, loans which were in default as to interest or principal for 90 days or more or which were carried on the books of the bank at less than principal amount for which a specific reserve was carried.

2.	Loans extended in conjunction or participations with others should be so designated and the proportionate interest of the bank in the loan and the security pledged thereunder should be indicated.

3.	See General Instructions 7. Public disclosure.

3.	The following tabulation identifies all representatives of the bank on the board of directors of any public-utility or holding company, and all officers, employees or directors of the bank who were officers or directors of any such company, at the end of the 12-month period.

		Official Position	Official Position
Name of Company	Name of Individual	with Company	with Bank
(a)	(b)	(c)	(d)

Energy East Corporation	Wesley W. von Schack	Chairman, President & Chief Executive Officer	Director

4.	The following tabulation sets forth all loans to any officer or director of any company listed in the answer to item 1, or item 2 hereof, in excess of $25,000 principal amount and not fully secured, which the bank had outstanding as of the end of the 12-month period.

Position of the Borrower
Name of Company	Name of Borrower	with Company	Amount of Loan
(a)	(b)	(c)	(d)

None

Instructions to Item 4.

1.	The term “fully secured” means secured by readily marketable securities dealt in on any national securities exchange or in any recognized over-the-counter market, equal in value at least to the amount of the loan, or secured by life insurance policies having a cash surrender value at least equal to the amount of the loan.

2.	Loans extended in conjunction or participation with others should be so indicated and the proportionate interest of the bank loan indicated.

3.	See General Instruction 7, Public disclosure.

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5.	The following tabulation sets forth all notes or other evidences of indebtedness in excess of $100,000 aggregate principal amount owing by any company, listed in the answer to item 1 of this statement, or by any subsidiary of such company, owned beneficially by the bank at the end of the 12-month period and not reported under item 2 of this statement:

Name of Company	Amount of Indebtedness	Form of Indebtedness
(a)	(b)	(c)

Energy East Corporation	$9,500,000 $9,500,000	Revolving Credit (matures 7/23/03) — $0 outstanding at 2/28/03 Revolving Credit (matures 7/24/05) — $7,600,000 outstanding at 2/28/03

New York State Electric & Gas Company (subsidiary of Energy East)	$10,000,000 $10,000,000 $40,781,250	Revolving Credit (matures 12/5/03) — $0 outstanding at 2/28/03
Reimbursement Agreement for undrawn Standby Letter of Credit (expires 10/25/03)
Reimbursement Agreement for undrawn Standby Letter of Credit (expires 5/31/04)

6.	The following tabulation sets forth and describes all arrangements under which the bank received fees in excess of $10,000 during the 12-month period from any of the companies listed in the answers to items 1, 2 or 3 of this statement, or from any subsidiary of any such company, in the bank’s capacity as indenture trustee, transfer agent, registrar or paying agent in respect of securities issued or assumed by the company:

Services for Which
Name of Company	Amount of fees	Fees Were Paid
(a)	(b)	(c)

Energy East Corporation	*	Co-Transfer Agent, Exchange Agent and Paying Agent Fees

	*	Corporate Action Services for Cash or Stock Election, and then Merger of Rochester Gas & Electric

	*	Information Agent Services for Cash or Stock Election with Rochester Gas & Electric

Totals:	$545,792	(These fees were received by an entity that is 100% owned by an affiliate of Mellon Bank, N.A.)

7.	This statement covers all foreign as well as domestic offices of this bank and its subsidiaries, except as follows:

N/A

March 27, 2003
(Date)

Mellon Bank, N.A.
[CORPORATE SEAL]
(Name of Bank)

Attest:

/s/ Elaine Beck Oresti	By	/s/ Carl Krasik

(Signature of officer)		(Signature of officer)

Secretary		Assistant Secretary

(Title)		(Title)

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